Filed pursuant to Rule 433

Dated March 3, 2008

Relating to

Prospectus Supplement dated March 3, 2008 to

Registration Statement No. 333-149487

Central European Distribution Corporation

$310,000,000 3.00% Convertible Senior Notes due 2013

Issuer:	Central European Distribution Corporation

Title of Securities:	3.00% Convertible Senior Notes due 2013

Aggregate Principal Amount Offered:	$310,000,000 principal amount

Price to Public:	100%

Net Proceeds to Issuer After Underwriter’s Discount, but Before Offering Expenses:	$305,815,000

Use of Proceeds:	We intend to use approximately $130.0 million of the net proceeds from this offering, together with other cash and bank debt, to fund the cash portion of the purchase price for our proposed acquisition of the alcoholic beverages production and sale business relating to the Parliament and 999.9 brands in Russia and approximately $175.0 million of the net proceeds from this offering to fund the cash portion of our proposed investment in the Whitehall Group. Any net proceeds of this offering not used for these purposes, including any net proceeds available to us if one or both of our proposed transactions does not occur, would be used for general corporate purposes, which may include debt reduction and other acquisitions and investments.

Interest Payment Dates:	March 15 and September 15 of each year, commencing September 15, 2008

Record Dates:	March 1 and September 1

Maturity:	March 15, 2013

Ranking:	Senior unsecured

Coupon:	3.00%

Principal Amount Per Note:	Integral multiples of $1,000

Initial Conversion Rate:	14.7113 shares per $1,000 principal amount of notes, subject to adjustment as described in the preliminary prospectus supplement. Upon conversion of a note, we will satisfy our conversion obligation by paying and delivering, as the case may be, cash and, if applicable, cash and/or shares of our common stock, based upon the daily conversion values calculated for each trading day in the applicable 20 trading-day observation period, as described in the preliminary prospectus supplement under “Description of notes—Payment upon conversion.”

Initial Conversion Price (approximately):	$67.97 per share of common stock, subject to adjustment as described in the preliminary prospectus supplement

Repurchase Upon a Fundamental Change:	Holders may require us to repurchase the notes for an amount equal to 100% of the principal amount of the notes, plus accrued and unpaid interest

Fundamental Change Protection:	Adjustment to the applicable conversion rate upon make-whole fundamental change (per table below)

Sole Book-Running Manager:	J.P. Morgan Securities Inc.

Gross Spread (%):	1.35%

Gross Spread per $1,000 Principal Amount of Notes:	$13.50

Trade Date:	March 3, 2008

Settlement Date:	March 7, 2008

Interest Accrues From:	March 7, 2008

CUSIP:	153435 AA0

ISIN:	US 153435AA 00

NASDAQ Global Select Market Symbol for Common Stock:	CEDC

Adjustment to shares delivered upon conversion upon a make-whole fundamental change

The following table sets forth the number of additional shares that will be added to the conversion rate applicable to notes converted in connection with a make-whole fundamental change, based on the stock price applicable to, and the effective date of, the make-whole fundamental change:

Effective date	$53.31	$65.00	$80.00	$95.00	$110.00	$125.00	$140.00	$155.00	$170.00	$185.00	$200.00

March 7, 2008	4.0456	3.2860	2.2049	1.5754	1.1801	0.9169	0.7331	0.5995	0.4993	0.4219	0.3608
March 15, 2009	4.0456	3.2377	2.1017	1.4588	1.0668	0.8130	0.6404	0.5180	0.4279	0.3595	0.3062
March 15, 2010	4.0456	3.1103	1.9188	1.2721	0.8950	0.6615	0.5091	0.4050	0.3308	0.2760	0.2340
March 15, 2011	4.0456	2.8383	1.6012	0.9757	0.6390	0.4469	0.3309	0.2569	0.2072	0.1719	0.1457
March 15, 2012	4.0456	2.2823	1.0315	0.4989	0.2668	0.1616	0.1107	0.0838	0.0680	0.0576	0.0499
March 15, 2013	4.0456	0.7837	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365- or 366-day year, as applicable.

•	If the stock price is greater than $200.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

•	If the stock price is less than $53.31 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 18.7582 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion rate adjustments” in the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or J.P. Morgan Securities Inc. or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement relating to this offering if you request it by calling toll free 1-866-430-0686.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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